  EXHIBIT 99.1

AMARC AND BOLIDEN COMMENCE DRILLING THE DUKE COPPER-GOLD DISTRICT, BC

December 8, 2022  - Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB:AXREF) is pleased to announce that it has initiated drilling at its 100% owned DUKE porphyry Cu-Au district (“DUKE District” or “DUKE”) in central British Columbia (“BC”).   This is the first phase of planned programs to be funded under the recently announced Mineral Property Earn-in Agreement (the "Agreement") with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of that Agreement, Boliden may earn up to a 70% ownership interest, by investing in stages up to $90 million in the exploration and development of Amarc’s DUKE District (see November 22, 2022 news release).

Core drilling, targeting the DUKE Deposit, will continue until the Christmas break in 2022 and resume early in the 2023. In addition, surface programs testing some 12 prioritized deposit targets across the DUKE District are also planned for 2023. Amarc is operator of the comprehensive drilling at the Duke Deposit and surface programs.

"We are excited that the fully funded systematic exploration of the DUKE Deposit and DUKE District with Boliden has begun,” said Dr. Diane Nicolson, Amarc President and CEO. “Our shareholders can expect a steady flow of results throughout 2023 from DUKE and also our JOY Project being funded by Freeport-McMoRan Mineral Properties Canada Inc."

About the DUKE District

Amarc’s DUKE District is located 80 km northeast of Smithers within the Babine Region, one of BC’s most prolific porphyry Cu-Au belts. It hosts the former Bell and Granisle Cu-Au mines operated by Noranda Mines, and the  advanced stage the Morrison Cu-Au deposit.  Significant infrastructure exists in the region servicing the former mines and the very active forestry and exploration industries.

Boliden has a two-staged option to earn up to a 70% interest in the DUKE District. To earn an initial 60% interest Boliden must fund $30 million of exploration and development expenditures within four years, of which $5 million is a committed amount to be spent in 2022 and early 2023 combined with an expected further spend during 2023 of over $5 million.  Amarc is operating the earn-in stage.

Central to Amarc’s extensive mineral tenure is the DUKE Deposit discovery, located 30 km north of the former Bell Mine.  Although explored historically, the extensive porphyry Cu system at the DUKE discovery has not been delineated or drilled off.  Many of the 21 historical shallow and closely-spaced core holes intersected and ended in significant  Cu-Mo-Ag mineralization.  These holes were restricted to a small portion of a robust, 3 km north-south by 1 km east-west Induced Polarization chargeability anomaly indicating a major, significant sulphide mineralized system.  Amarc completed initial drilling at the DUKE Deposit in 2017 and 2018. Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west completed (see December 19, 2017 and June 12, 2018 news releases) successfully intersected porphyry copper-style mineralization to a vertical depth of 360 m.  This mineralization remains open to expansion.

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Amarc has also completed a comprehensive compilation of government and historical data over the entire DUKE District which provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine belt, identifying 12 previously unrecognized porphyry Cu deposit targets with exciting potential (see May 6, 2020 news release).

Further information on the historical and Amarc’s modern exploration activities in the DUKE District, are described in the Company’s DUKE Project 2020 Technical Report available on its website at https://amarcresources.com/projects/duke-project/technical-report/ .

About Amarc Resources

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

The JOY District is being advanced with funding from Freeport-McMoRan Mineral Properties Canada Inc., a subsidiary of Freeport-McMoRan Inc., and the DUKE District is being advanced with funding from Boliden.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and PINE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Qualified Person

Dr. Roy Greig, P.Geo, a Qualified Person as defined by National Instrument 43-101, has read and approved all technical and scientific information related to the Duke Project contained in this news release. Dr. Greig is Amarc’s Vice President, Exploration.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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